UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Bioceres Crop Solutions Corp.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

G1117K114
(CUSIP Number)

October 1, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	G1117K114

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

DRACO Capital Investment Management Company S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,051,973

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,051,973

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,051,973

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, IA

CUSIP No	G1117K114

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

5D+ DRACO I LATAM INCOME PLUS SEGREGATED PORTFOLIO

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,051,973

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,051,973

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,051,973

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No	G1117K114

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Biotech Investment Holding Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No	G1117K114

Item 1.	(a).	Name of Issuer:

Bioceres Crop Solutions Corp.

	(b).	Address of Issuer's Principal Executive Offices:

Ocampo 210 bis Predio CCT, Rosario, Santa Fe, Argentina

Item 2.	(a).	Name of Person Filing:

DRACO Capital Investment Management Company S.A. 5D+ DRACO I LATAM INCOME PLUS SEGREGATED PORTFOLIO Biotech Investment Holding Ltd.

	(b).	Address of Principal Business Office, or if None, Residence:

DRACO Capital Investment Management Company S.A.

Dr. Luis Bonavita 1294, Office 2410

Montevideo

Uruguay

5D+ DRACO I LATAM INCOME PLUS SEGREGATED PORTFOLIO

Ogier Global (Cayman) Limited

89 Nexus Way

Camana Bay

Grand Cayman KY1-9009

Cayman Islands

Biotech Investment Holding Ltd.

3076 Sir Francis Drake’s Highway

P.O. Box 3463

Road Town, Tortola

British Virgin Islands

	(c)	Citizenship:

DRACO Capital Investment Management Company S.A. – Uruguay 5D+ DRACO I LATAM INCOME PLUS SEGREGATED PORTFOLIO – Cayman Islands Biotech Investment Holding Ltd. - British Virgin Islands

	(d).	Title of Class of Securities:

Ordinary Shares, par value US$0.0001 per share

	(e).	CUSIP Number:

G1117K114

Item 3.	If this Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

DRACO Capital Investment Management Company S.A. – 8,051,973 5D+ DRACO I LATAM INCOME PLUS SEGREGATED PORTFOLIO – 8,051,973 Biotech Investment Holding Ltd. - 0

	(b)	Percent of class:

DRACO Capital Investment Management Company S.A. – 19.6% 5D+ DRACO I LATAM INCOME PLUS SEGREGATED PORTFOLIO – 19.6% Biotech Investment Holding Ltd. – 0%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

DRACO Capital Investment Management Company S.A. – 0 5D+ DRACO I LATAM INCOME PLUS SEGREGATED PORTFOLIO – 0 Biotech Investment Holding Ltd. – 0
(ii)	Shared power to vote or to direct the vote
DRACO Capital Investment Management Company S.A. – 8,051,973 5D+ DRACO I LATAM INCOME PLUS SEGREGATED PORTFOLIO – 8,051,973 Biotech Investment Holding Ltd. – 0
(iii)	Sole power to dispose or to direct the disposition of
DRACO Capital Investment Management Company S.A. – 0 5D+ DRACO I LATAM INCOME PLUS SEGREGATED PORTFOLIO – 0 Biotech Investment Holding Ltd. – 0
(iv)	Shared power to dispose or to direct the disposition of
DRACO Capital Investment Management Company S.A. – 8,051,973 5D+ DRACO I LATAM INCOME PLUS SEGREGATED PORTFOLIO – 8,051,973 Biotech Investment Holding Ltd. – 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Biotech Investment Holding Ltd. has ceased to be the beneficial owner of more than five percent of the Ordinary Shares, par value US$0.0001 per share of the issuer.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A
Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit A attached hereto.
Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRACO Capital Investment Management Company S.A.
By: /s/ German Firpo
(Signature)

German Firpo, President
(Name/Title)

October 4, 2021
(Date)

5D+ DRACO I LATAM INCOME PLUS SEGREGATED PORTFOLIO By: /s/ Ignacio Fravega
(Signature)

Ignacio Fravega, Director
(Name/Title)

October 4, 2021
(Date)

Biotech Investment Holding Ltd.
By: /s/ Roberto Schlotthauer
(Signature)

Roberto Schlotthauer, Director
(Name/Title)

October 4, 2021
(Date)

By: /s/ Ignacio Azumendi
(Signature)

Ignacio Azumendi, Director
(Name/Title)

October 4, 2021
(Date)

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Schedule 13G dated October 4, 2021 relating to the Ordinary Shares, par value US$0.0001 per share of Bioceres Crop Solutions Corp. shall be filed on behalf of the undersigned.

October 4, 2021
(Date)

DRACO Capital Investment Management Company S.A.
By: /s/ German Firpo
(Signature)

German Firpo, President
(Name/Title)

October 4, 2021
(Date)

5D+ DRACO I LATAM INCOME PLUS SEGREGATED PORTFOLIO By: /s/ Ignacio Fravega
(Signature)

Ignacio Fravega, Director
(Name/Title)

October 4, 2021
(Date)

Biotech Investment Holding Ltd.
By: /s/ Roberto Schlotthauer
(Signature)

Roberto Schlotthauer, Director
(Name/Title)

By: /s/ Ignacio Azumendi
(Signature)

Ignacio Azumendi, Director
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

The members of the group are:

1.	DRACO Capital Investment Management Company S.A.
2.	5D+ DRACO I LATAM INCOME PLUS SEGREGATED PORTFOLIO
3.	Biotech Investment Holding Ltd.